UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

PDL BioPharma, Inc.
Common Stock, par value $0.01 per share
(Title of Class of Securities)

69329Y104
(CUSIP Number)

Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 69329Y104

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 23,783,273
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 23,783,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,783,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 20.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*	See Item 5.
1	Based on 114,226,566 shares of the Issuer's common stock outstanding, as disclosed on the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2020.

SCHEDULE 13D

CUSIP NO. 69329Y104

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 23,783,273
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 23,783,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,783,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 20.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

SCHEDULE 13D

CUSIP NO. 69329Y104

1	NAMES OF REPORTING PERSONS Robert J. O'Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 23,783,273
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 23,783,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,783,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 20.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of PDL Biopharma, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 932 Southwood Boulevard, Incline Village, Nevada 89451. This Schedule 13D is being filed pursuant to Rule 13d-1(e) because the Reporting Persons (as defined below) have acquired over 20 percent of the Issuer’s outstanding Common Stock, and as a result, the Reporting Persons were no longer eligible to report their beneficial ownership on Schedule 13G and have transitioned to Schedule 13D.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership of Common Stock by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. Silver Point, Mr. Mulé and Mr. O'Shea are collectively referred to herein as the "Reporting Persons."

The funds listed above (collectively, the “Funds”) are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 11, 2021, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.

(c) The principal business of Silver Point is serving as the investment manager of the Funds. The principal business of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is serving as sole members and sole managing members of Management and engaging in certain other investment related activities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Mulé and O'Shea is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

As of January 11, 2021, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 23,783,273 shares of Common Stock. The shares of Common Stock reported herein were acquired with general corporate funds in the ordinary course through purchases in the open market.

Item 4. Purpose of Transaction.

The shares of Common Stock reported herein were acquired with general corporate funds in the ordinary course through purchases in the open market. In general, the shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, commodity prices, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interests in Securities of the Issuer.

(a) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 114,226,566 shares of Common Stock outstanding as of October 30, 2020, as disclosed on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2020. The shares of Common Stock reported herein represents approximately 20.8% of the outstanding Common Stock as of October 30, 2020.

(b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Silver Point and Messrs. Mulé and O'Shea may be deemed to have shared voting and dispositive power with respect to the Common Stock.

(c) Within the past sixty days, the Reporting Persons have engaged in the following transactions in the Common Stock:

Transaction Date	Transaction Type	Number of Shares	Price Per Share
December 11, 2020	Open Market Purchase	450,000	$2.45
December 14, 2020	Open Market Purchase	640,000	$2.62
December 15, 2020	Open Market Purchase	1,000,000	$2.59
December 16, 2020	Open Market Purchase	1,350,000	$2.58
December 17, 2020	Open Market Purchase	398,000	$2.61
December 21, 2020	Open Market Purchase	230,000	$2.63
December 22, 2020	Open Market Purchase	850,000	$2.59
December 23, 2020	Open Market Purchase	485,000	$2.60
December 24, 2020	Open Market Purchase	128,000	$2.65
December 28, 2020	Open Market Purchase	235,000	$2.70
December 29, 2020	Open Market Purchase	268,600	$2.69
December 30, 2020	Open Market Purchase	6,325,213	$2.50

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.                          Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of January 11, 2021, by and among the Reporting Persons.

Exhibit 2
Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit 3
Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 11, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Exhibit 1

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 11, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact